SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 27, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K contains a press release dated January 23, 2009, announcing that Qimonda commenced insolvency proceedings.

News Release / Presseinformation
Qimonda commences insolvency proceedings
Neubiberg, Germany, January 23, 2009 — Qimonda AG today filed for insolvency at the Munich Local Court. Infineon Technologies AG currently holds a 77.5 percent equity interest in Qimonda.
In December last year, Infineon, the German state of Saxony and Portugal agreed in principle on a rescue package designed to bail out Qimonda. According to this package, Saxony would make available 150 million euros, Portugal 100 million euros and Infineon 75 million euros in the form of a loan to the memory chip manufacturer.
Given the difficult overall economic situation and the further deterioration of the DRAM business in the December quarter, the negotiating parties have been unable to agree on how to put together a rescue package that would work for everyone involved. All parties’ individual positions are understandable from their respective standpoints, but they have ultimately proven irreconcilable.
Following Qimonda’s insolvency filing, Infineon may be exposed to a number of significant liabilities relating to the Qimonda business, including pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies. We anticipate that the majority of any potential cash obligations we may have in connection with these matters would be payable — if at all — in periods after our 2009 financial year.
We intend to increase provisions in our quarterly accounts for the first quarter of fiscal 2009 for pending antitrust and securities law claims, and we anticipate creating additional provisions in connection with those potential liabilities related to Qimonda’s business which to us seem probable and which we can quantify at this time. We anticipate that these reserves will be in the lower three-digit million euro range.
DISCLAIMER
This release includes forward-looking statements about the future of our business. These forward-looking statements include statements relating to the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency. These forward-looking statements are subject to a number of uncertainties, including actions by Qimonda and its creditors and other interested parties and developments in our own business, as well as the other factors described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 29, 2008. As a result, future developments could differ materially from those indicated in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

For the Finance and Business Press: INFXX200901.025e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: January 27, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer